Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                APRIL 22, 1999
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311



                    NORTHEAST INDIANA BANCORP, INC. ANNOUNCES
            CASH DIVIDEND AND HOLDS FOURTH ANNUAL SHAREHOLDER MEETING

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend of $0.09 per share for the quarter ended March 31, 1999. The dividend will be payable on May 21, 1999 to shareholders of record on May 7, 1999.

NEIB held its fourth annual shareholders' meeting April 21, 1999. The shareholders selected J. David Carnes as a director of NEIB for a term to expire in 2002. The shareholders have ratified the appointment of Crowe, Chizek and Company, LLP to be the Company's auditors for the fiscal year ending 1999.

The book value of NEIB's stock was $15.23 per share as of March 31, 1999. The last reported trade of the stock at the close of business on April 21, 1999 was $13.50 per share and the number of outstanding shares was 1,647,917. There is still approximately 16,000 shares of the Company's current repurchase program that may be repurchased over the next three months.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".